BB 3/15

05038254

PROCESSING
RECEIVED
FEB 28 2005
185
SEC MAIL SECTION
WASH., D.C.

SECURI[illegible]MISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-65863 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3C-WC Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Rosecrans Avenue, #315
(No. and Street)

Manhattan Beach, (City) California (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Seivert 310-725-0156
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Seivert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3C-WC Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of CALIFORNIA

County of Los Angeles

On 25 Feb 05 before me, ARTIN JOHN OHANNESIAN, NOTARY
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared DANIEL SEIVERT,
Name(s) of Signer(s)

☐ personally known to me – OR – ☒ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is ~~are~~ subscribed to the within instrument and acknowledged to me that he ~~she/they~~ executed the same in ~~his/her/their~~ authorized capacity~~(ies)~~, and that by his ~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

ARTIN JOHN OHANNESIAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1510220
LOS ANGELES COUNTY
My Comm. Exp. Aug. 28, 2008

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 25 Feb 05 Number of Pages: 1

Signer(s) Other Than Named Above: —

### Capacity(ies) Claimed by Signer(s)

Signer's Name: DANIEL SEIVERT

☐ Individual
☒ Corporate Officer
Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

☐ Individual
☐ Corporate Officer
Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

3C-WC PARTNERS, LLC

1500 ROSECRANS AVENUE, #315
MANHATTAN BEACH, CALIFORNIA 90266

CONTENTS

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

REPORT OF INDEPENDENT AUDITOR

Members
3C-WC Partners, LLC
Manhattan Beach, California

I have audited the accompanying statement of financial condition of 3C-WC Partners, LLC, as of December 31, 2004 and related statements of operations, changes in members' equity and cash flows for the period October 16, 2003 through December 31, 2004. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of 3C-WC Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of 3C-WC Partners, LLC as of December 31, 2004 and the results of it's operations, changes in members' equity and cash flows for the period October 16, 2003 through December 31, 2004 in conformity with the United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 24, 2005

3C-WC PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| Cash | | $ 10,050 |
| CRD | | ( 5) |
| TOTAL ASSETS | | $ 10,045 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts Payable – Related Party | | $ 1,632 |
| MEMBERS' EQUITY | | |
| Member's Contribution | $(68,118) | |
| Retained Earnings | 76,531 | 8,413 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | | $ 10,045 |

See accompanying notes to financial statements

# 3C-WC PARTNERS, LLC
## STATEMENT OF (LOSS)
## FOR THE PERIOD OCTOBER 16, 2003 THROUGH DECEMBER 31, 2004

| | | |
|---|---|---|
| INCOME | | |
| | Interest | $ 82 |
| | TOTAL REVENUES | 82 |
| EXPENSES | | |
| | Consulting expense | 10,393 |
| | Dues and subscriptions | 1,212 |
| | Education | 1,370 |
| | Insurance | 1,156 |
| | Legal fees | 6,605 |
| | Licenses and permits | 200 |
| | Miscellaneous | 699 |
| | Professional fees | 1,462 |
| | Regulatory fees | 8,080 |
| | Rent | 1,171 |
| | Travel | 853 |
| | TOTAL EXPENSES | 33,201 |
| | (LOSS) BEFORE TAXES | (33,119) |
| | STATE INCOME TAX | 1,600 |
| | NET (LOSS) | $( 34,719) |

See accompanying notes to financial statements

# 3C-WC PARTNERS, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE PERIOD OCTOBER 16, 2003 THROUGH DECEMBER 31, 2004

| | Member's Equity | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, October 16, 2003 | $ -- | $ -- | $ -- |
| Capital contributed | 43,132 | -- | 43,132 |
| Net (loss) | -- | (34,719) | (34,719) |
| Balance, December 31, 2004 | $43,132 | $(34,719) | $ 8,413 |

See accompanying notes to financial statements

# 3C-WC PARTNERS, LLC
## STATEMENT OF CASH FLOWS
## FOR THE PERIOD OCTOBER 16, 2003 THROUGH DECEMBER 31, 2004

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net (Loss) from Operations | $(34,719) |
| CRD | 5 |
| Accounts Payable | 1,632 |
| NET CASH REQUIRED BY OPERATING ACTIVITIES | (33,082) |
| Cash Flows from Investing Activities: | -- |
| Cash Flows from Financing Activities: | |
| Capital Contribution | 43,132 |
| INCREASE IN CASH | 10,050 |
| Cash: Beginning of the period | -- |
| Cash: End of the year | $ 10,050 |

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 16, 2003
THROUGH DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

3C-WC Partners, LLC ("3CWC" or the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. 3CWC is engaged in the business of conducting private placements of securities. 3CWC does not hold customer funds or securities. Its two members are affiliated companies (LLC's) which each own 50% of the broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the period October 16, 2003, the effective date of 3CWC's registration with the Securities and Exchange Commission through December 31, 2004. 3CWC requested and was exempted from a December 31, 2003 audit provided the December 31, 2004 audit included the short year (October 16, 2003 through December 31, 2004).

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received and passed through $111,250 of its affiliates' collections for the period October 16, 2003 through December 31, 2004.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax.

NOTE 6 – EXPENSE SHARING AGREEMENT

The Company has an agreement with one of its affiliates to use its office facilities and will be billed at 5% of the rent and overhead expenses. Expenses directly related to broker/dealer activity are an obligation of the Company.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2004 and through the date of this report.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

3CWC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and
maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, 3CWC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

# 3C-WC PARTNERS, LLC
# COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
# FOR THE PERIOD OCTOBER 16, 2003 THROUGH DECEMBER 31, 2004

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Members' Equity | $ 8,413 |
| Non Allowable Assets | -- |
| NET CAPITAL | $ 8,413 |

## COMPUTATION OF NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital required 6-2/3 of total liabilities | $ 109 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| EXCESS CAPITAL | $ 3,413 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 8,250 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities | $ 1,623 |
| Percentage of aggregate indebtedness to net capital | 19.4% |

## RECONCILIATION

The following is a reconciliation as December 31, 2004 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

| | |
|---|---|
| UNAUDITED | $ 8,418 |
| Audit adjustment | ( 5) |
| AUDITED | $ 8,413 |

See accompanying notes to financial statements

PART II

3C-WC PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

FOR THE PERIOD OCTOBER 16, 2003
THROUGH DECEMBER 31, 2004

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
3C-WC Partners, LLC
Redondo Beach, California

In planning and performing my audit of the financial statements of 3C-WC Partners, LLC (hereafter referred to as the "Company") for the period October 16, 2003 through December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, C.P.A.

Los Angeles, California
February 24, 2005